Exhibit 99.1

EF001

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.
Cash Dividend Announcement for Equity Issuer
Issuer name	Alibaba Group Holding Limited
Stock code	09988
Multi-counter stock code and currency	89988	RMB
Other related stock code(s) and name(s)	05593	BABA N3411B
	05845	BABA N3411
	84590	BABA N2805-R
	84591	BABA N2911-R
	84592	BABA N3411-R
	84593	BABA N4411-R
Title of announcement	DIVIDEND FOR THE YEAR ENDED MARCH 31, 2025
Announcement date	15 May 2025
Status	New announcement
Information relating to the dividend
Dividend type	Final
Dividend nature	Ordinary
For the financial year end	31 March 2025
Reporting period end for the dividend declared	31 March 2025
Dividend declared	USD 0.13125 per share
Date of shareholders' approval	Not applicable
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	USD 0.13125 per share
Exchange rate	USD 1 : USD 1
Ex-dividend date	11 June 2025
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	12 June 2025 16:30
Book close period	Not applicable
Record date	12 June 2025
Payment date	03 July 2025
Share registrar and its address	Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor

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EF001

Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Information relating to withholding tax
Details of withholding tax applied to the dividend declared	Not applicable
Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
Other information	Not applicable
Directors of the issuer
As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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